NEWS RELEASE

 Trading Symbols

TSX V:  IXS

 OTCBB: IXSBF

Dr. Martin Weigert joins InNexus Biotechnology

Scientific Advisory Board

June 27, 2007

BRITISH COLUMBIA, Canada--InNexus Biotechnology Inc. (TSX VENTURE: IXS) (OTCBB: IXSBF), a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL™) technology, today announced that Martin Weigert, Ph.D., Professor of Pathology/Director of the Gwen Knapp Center for Lupus and Immunology Research, University of Chicago, has joined InNexus’ newly formed Scientific Advisory Board. He joins Dr. J. Donald Capra, President Emeritus of the Oklahoma Medical Research Foundation and InNexus SAB Chairman, Dr. Thomas Kindt, Dr. John D. Minna, Dr. Carlos L. Arteaga and Dr. Ellen Vitetta.

Welcoming Dr. Weigert, Jeff Morhet, President & Chief Executive Officer of InNexus, said, “I am quite pleased to welcome Martin to the team and his experience with antibodies and ability to guide our scientific efforts comes at a critical time for InNexus as we prepare to announce our first pre-clinical program later this year.”

Dr. Weigert received his BA in Biology from Haverford College and his Ph.D. in Biophysics from the University of Pennsylvania.  He has held numerous positions of honor in research during his professional experience, including Henry L. Hillman professor in the Life Sciences, Dept. of Molecular Biology, Princeton University; Senior member, The Institute for Cancer Research; Member, Basel Institute for Immunology; Professor of Human Genetics, University of Pennsylvania; Research Associate, Salk Institute for Biological Studies, La Jolla, CA; Postdoctoral research on the mode of action of 5-fluorouracil, Yale University; Predoctoral research on the genetic code; Undergraduate work on metabolic effects of purine analogs, metabolism of 6-methylaminopurine in Salmonella typhimurium, and mating type substances in paramecium and chlamydomonas.

Dr. Weigert has also received numerous appointments, awards and fellowships, including the Carol Nachman Award, Member, National Academy of Sciences, Merit Award, National Institute of General Medicine; Chairman and Member, Allergy and Immunology Study Section; Chairman, Gordon Conference on Immunochemistry and Immunology; Board of Reviewing Editors, Science; Associate Editor, Autoimmunity – Journal of Molecular & Cellular Immunology – Immunogenetics – Journal of Immunology – Immunochemistry; American Cancer Society Faculty Research Award; Jane Coffin Childs Fellowship; USPHS Post- and predoctoral Fellowships; German Fulbright Fellowship.  He has also authored and co-authored numerous publications.

About InNexus

InNexus is a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL™) technology improving the potency of existing antibody products while opening new markets and disease applications. DXL™ antibodies utilize unique, novel and patented methods and technologies of InNexus.

InNexus is headquartered in British Columbia with principal management based in Scottsdale, Arizona on the campus of Mayo Clinic and has its own in–house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit www.ixsbio.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. This news release may contain assumptions, estimates, and other forward–looking statements that involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control, that may cause actual results or performance to differ materially from those currently anticipated in such statements.

Contacts

InNexus Biotechnology Inc.
Jeff Morhet, 480-862-7500
President & Chief Executive Officer
jmorhet@ixsbio.com

Endnotes

2760 – 200 Granville Street, Vancouver, BC, V6C 1S4

Telephone: 604 696-3604 or Toll Free 1-888-271-0788